UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d -1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240-d-2(a)

GOLDENWAY, INC.
(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE
(Title of Class of Securities)

38136W 106
(CUSIP Number)

     28/F, Tower 2,
The Gateway, Habour City,
Tsim Sha Tsui, Kowloon,
Hong Kong
+852 3719-9399
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 9, 2011
(Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box [ ].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d -7 for other parties to whom copies are to be sent.

     *The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The Information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS HAO TANG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,408,301(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,408,301(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,408,301(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71%(2)
14.	TYPE OF REPORTING PERSON IN

____________________
(1) Represents 10,408,301 post-split shares of the Issuer’s common stock held by Goldenway Investments Holdings Limited (“GIHL”), an entity 100% controlled by Fenton Capital Inc. (“Fenton”) which is in turn 100% controlled by SMP Trustees (NZ) Limited as trustee of The Fenton Trust, of which the Reporting Person is the sole beneficiary. GIHL originally acquired 24,587,299 shares of the Issuer’s common stock on September 30, 2011, in connection with a share exchange transaction with the issuer, which accounted for 80.8% of the Issuer’s common stock at the time. GIHL subsequently disposed of an aggregate of 2,982,198 shares of the Issuer’s common stock to unaffiliated third parties, leaving a balance of 21,605,101 shares. However, on December 9, 2011, the Issuer effected a 1-for-0.481752 reverse stock split of its outstanding common stock, which reduced the Reporting Person’s holdings to 10,408,301 shares.

(2) Based on 14,660,029 shares of the Issuer’s common stock issued and outstanding after giving effect to the foregoing reverse split.

1.	NAMES OF REPORTING PERSONS GOLDENWAY INVESTMENTS HOLDINGS LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION HONG KONG
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,408,301(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,408,301(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,408,301(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71%
14.	TYPE OF REPORTING PERSON CO

(1) Represents shares of the Issuer’s common stock held directly by the Reporting Person, which is 100% controlled by Fenton Capital Inc. (“Fenton”) which is in turn 100% controlled by SMP Trustees (NZ) Limited as trustee of The Fenton Trust, of which Mr. Hao Tang is the sole beneficiary.

(2) Based on 14,660,029 shares of the Issuer’s common stock issued and outstanding after giving effect to the 1-for-0.481752 reverse stock split effected by the Issuer on December 9, 2011.

1.	NAMES OF REPORTING PERSONS FENTON CAPITAL INC.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,408,301 (1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,408,301 (1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,408,301 (1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Represents shares of common stock held by GIHL, an entity 100% controlled by the Reporting Person, which is in turn 100% controlled by SMP Trustees as trustee of The Fenton Trust, of which Mr. Hao Tang is the sole beneficiary.

(2) Based on 14,660,029 shares of the Issuer’s common stock issued and outstanding after giving effect to the 1-for-0.481752 reverse stock split effected by the Issuer on December 9, 2011.

1.	NAMES OF REPORTING PERSONS SMP TRUSTEES (NZ) LIMITED
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	SOURCE OF FUNDS SC
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(e) or 2(f) [ ]
6.	CITIZENSHIP OR PLACE OF ORGANIZATION NEW ZEALAND
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 10,408,301(1)
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 10,408,301(1)
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 10,408,301(1)
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [ ]
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 71%(2)
14.	TYPE OF REPORTING PERSON CO

(1) Represents shares of the Issuer’s common stock directly held by GIHL, which is 100% controlled by Fenton, which is in turn 100% controlled by the Reporting Person in its capacity as trustee of The Fenton Trust, of which Mr. Hao Tang is the sole beneficiary.

(2) Based on 14,660,029 shares of the Issuer’s common stock issued and outstanding.

Item 1. Security and Issuer.

The class of equity securities to which this statement (the “Statement”) relates is the common stock, par value $0.001 per share (the “Common Stock”) of Goldenway, Inc., a Nevada corporation (the “Issuer”). The Issuer’s principal executive offices are located at 28/F, Tower 2, The Gateway, Habour City, Tsim Sha Tsui, Kowloon, Hong Kong.

The reporting persons named in Item 2 below are hereby jointly filing this Statement because due to certain relationships among the reporting persons, such reporting persons may be deemed to beneficially own the same securities directly acquired from the Company by one of the reporting persons. The reporting persons have executed a written agreement relating to the joint filing of this Schedule 13D (the "Joint Filing Agreement"), a copy of which is annexed hereto as Exhibit 2.

Item 2. Identity and Background.

(a) This statement is filed by the persons set forth below, each shall hereinafter be referred to as (the “Reporting Persons”):

(i)

Hao Tang, a natural person and citizen of the People’s Republic of China , doing business at Suites 3701-4, 37/F, Tower 6, The Gateway, Habour City, Tsim Sha Tsui, Kowloon, Hong Kong, and whose principal occupation is an entrepreneur.

(ii)

Goldenway Investments Holdings Limited is an investments holding company formed in Hong Kong, and doing business at Suites 3701-4, 37/F, Tower 6, The Gateway, Habour City, Tsim Sha Tsui, Kowloon, Hong Kong, and whose principal activity is acting as a holding company.

(iii)

Fenton Capital Inc. (“Fenton”) is a company incorporated in British Virgin Islands and doing business at OMC Chambers, Wickhams Cay 1, Road Town, Tortola, British Virgin Islands, and whose principal activity is investment holding.

(iv)

SMP Trustees (NZ) Limited (“SMP Trustees”) is a company incorporated in New Zealand and doing business at Level 4, 12-26 Swanson Street, Auckland 1010, New Zealand, and whose principal activity is providing professional trustee services.

(b) The business address of the Reporting Persons is disclosed at Item 2(a) above.

(c) The principal occupation of the Reporting Persons is disclosed at Item 2(a) above.

(d)-(e) During the last five years, the Reporting Persons have not been (A) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (B) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The citizenship of the Reporting Persons is disclosed at Item 2(a) above.

Item 3. Source and Amount of Funds or Other Consideration.

On September 30, 2011, GIHL received 24,587,299 shares of the Issuer’s common stock, pursuant to a share exchange agreement (“Share Exchange Agreement”), by and among the Issuer and GIHL’s wholly-owned subsidiary, Goldenway Precious Metals Limited (“Goldenway Precious Metals”). Pursuant to the Share Exchange Agreement, GIHL received shares of the Issuer’s Common Stock in exchange for all of its equity interests in Goldenway Precious Metals. GIHL subsequently disposed of an aggregate of 2,982,198 of its shares of the Issuer’s Common Stock and had 21,605,101 shares remaining. On December 9, 2011, the Issuer effected a 1-for-0.481752 reverse stock split of its outstanding common stock, which further reduced GIHL’s holdings to 10,408,301 shares. Mr. Hao Tang is deemed to be the beneficial owner of the shares held by GIHL because GIHL is 100% controlled by Fenton, which is in turn 100% controlled by SMP Trustees, as trustee of The Fenton Trust, of which Mr. Tang is the sole beneficiary.

Item 4. Purpose of Transaction.

The Reporting Persons acquired the shares of the Issuer’s Common Stock pursuant to the transactions described in Item 3 above.

Except as set forth in this Statement, the Reporting Persons have made no proposals, and entered into no agreements, which would be related to or would result in any of the events or matters described in part (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer.

(a) For purposes of Rule 13d-3 promulgated under the Act, the Reporting Persons originally beneficially owned and controlled 24,587,299 shares of the Issuer’s Common Stock, representing 80.8% of the Issuer’s common stock at the time. The Reporting Persons subsequently disposed of an aggregate of 2,982,198 shares which remained a balance of 21,605,101 shares, which was reduced to 10,408,301, after giving effect to the 1-for-0.481752 reverse split of the Issuer’s Common Stock, which accounts for only 71% of the Issuer’s issued and outstanding common stock to date (based on 14,660,029 shares of Common Stock outstanding).

(b) The Reporting Persons together shares voting and dispositive power over the 10,408,301 shares of the Issuer’s Common Stock that are held directly by GIHL. The Reporting Persons do not own any other securities of the Issuer.

(c) Other than the transactions described in Item 3 above, the Reporting Persons have not been involved in any transactions involving the securities of the Issuer in the last 60 days.

(d) Except as otherwise indicated above, no other persons are known that have the right to receive or the power to direct the receipt of dividends from, or the proceeds of sale of, such securities.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Except as otherwise indicated above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be Filed as Exhibits.

Exhibit 1	Share Exchange Agreement, dated September 30, 2011, by and among, Cyber Informatix, Inc., Goldenway Precious Metals Limited, Goldenway Investments Holdings Limited and the Controlling Stockholders of Cyber Informatix, Inc. [incorporated by reference to Exhibit 2.1 of the Issuer’s current report on Form 8-K filed on January 31, 2012]
Exhibit 2	Joint Filing Agreement, February 14, 2012, by and between Mr. Hao Tang, Goldenway Investments Holdings Limited, Fenton Capital Inc. and SMP Trustees (NZ) Limited [incorporated by reference to Exhibit 2 of the Schedule 13D, filed on February 14, 2012 (Commission File No. 005-84804)]

SIGNATURES

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 17, 2013

/s/ Hao Tang
Hao Tang

GOLDENWAY INVESTMENTS HOLDINGS
LIMITED

By: /s/ Sun Bijuan
Name: Sun Bijuan
Title: Director

FENTON CAPITAL INC.

By: Linkwen Limited, its Director
By: /s/ Carol Gaw
Name: Carol Gaw
Title: Director

SMP TRUSTEES (NZ) LIMITED

By: /s/ Carol Gaw
Name: Carol Gaw
Title: Director